Exhibit 4.2.2

AMENDMENT NO. TWO TO THE

LEGGETT & PLATT, INCORPORATED STOCK BONUS PLAN

(AS LAST RESTATED AS OF SEPTEMBER 1, 2006)

The undersigned officer of Leggett & Platt, Incorporated (the “Sponsoring Employer”), in accordance with authority delegated pursuant to the resolutions of the Board of Directors of the Sponsoring Employer on May 10, 2006 (copy attached), hereby adopts and enters into Amendment No. Two to the Leggett & Platt, Incorporated Stock Bonus Plan, a copy of which is attached hereto as Exhibit A and incorporated herein by reference, effective as of April 1, 2007. Also attached and incorporated by reference is a summary of the changes contained in this amendment.

I hereby certify that this amendment is within my authority to adopt.

Dated 13 February, 2007

LEGGETT & PLATT, INCORPORATED

/s/ JOHN HALE
John Hale
Senior Vice President – Human Resources

Exhibit A

1.	The following new Section 1.12A is added after the existing Section 1.12:

1.12A. Contribution Formula. The term “Contribution Formula,” as well as the terms “Contribution Formula 1,” “Contribution Formula 2,” and “Grand fathered Contribution Formula,” shall have the meaning ascribed to them in Section 2.02(a).

2.	Section 1.15 is revised to read as follows:

1.15. Eligible Employee. The term “Eligible Employee” shall mean each Employee who as of any Participation Date satisfies (a), (b), and (c):

(a) he is not a Highly Compensated Employee,

(b) he is not eligible for participation in the Leggett & Platt Incorporated Executive Stock Unit Plan, and

(c) he has either (i) been credited with at least one thousand (1,000) Hours of Service in his first twelve (12) months of employment, or (ii) been credited with at least one thousand (1,000) Hours of Service in any Accounting Year.

If an Employee ceases to satisfy these eligibility conditions, he shall cease to be an “Eligible Employee” and the provisions of Section 2.05 hereof shall apply.

3.	The following new Section 1.31A is added after the existing Section 1.31:

1.31A Expected Annual Compensation. The term “Expected Annual Compensation” shall mean an Eligible Employee’s Compensation for the later of:

(a) the Accounting Year immediately preceding the Accounting Year in which the Eligible Employee either first made pre-tax Employee contributions pursuant to Section 2.02(a) or resumed such contributions following a period during which he was ineligible to make them; or

(b) the Accounting Year immediately preceding the Eligible Employee’s most recent change in Contribution Formula, pursuant to Section 2.02(a)(4).

4.	Section 1.42 is revised to read as follows:

1.42. Participation Date. The term “Participation Date” shall mean January 1 and July 1 in each calendar year, as well as any “Special Participation Date” established by the Administrative Committee for newly Eligible Employees as a result of a corporate acquisition, a change in the Plan’s eligibility rules, or otherwise.

5.	The following new Section 1.42A is added after the existing Section 1.42:

1.42A Pay Period Compensation. The term “Pay Period Compensation” shall mean the Compensation an Eligible Employee earns for a payroll period.

6.	Section 2.02(a) is revised to read as follows:

2.02(a). Employee Pre-Tax Contributions. For each Accounting Year beginning on or after January 1, 2007, each Eligible Employee may elect to make pre-tax Employee contributions to this Plan, according to his Contribution Formula.

An Eligible Employee’s Contribution Formula for the first Accounting Year in which he is eligible to make pre-tax contributions to the Plan shall be determined according to the rules set forth in Sections 2.02(a)(1) through (3). The Contribution Formula so determined shall remain in effect for each Accounting Year thereafter until the Eligible Employee is eligible and elects to change to a different Contribution Formula, pursuant to Section 2.02(a)(4).

(1) Contribution Formula 1. Each Eligible Employee whose Expected Annual Compensation for an Accounting Year exceeds the Compensation Base for such Accounting Year shall be provided an enrollment form by the Administrative Committee on which he may authorize that pre-tax Employee contributions be withheld, by payroll deduction, equal to a whole percentage, not less than two percent (2%) and not greater than six percent (6%), of his Pay Period Compensation in excess of the following amount:

(i) For a salaried Employee who is paid biweekly, $1,008;

(ii) For a salaried Employee who is paid weekly, $504; and

(iii) For an hourly Employee, $12.60 times the number of hours worked during the payroll period, not to exceed forty (40) hours.

After 2007, these dollar amounts shall be increased by the same percentage (and pursuant to the same formula) by which the Compensation Base for Employees who become Participants on and after January 1,2007, is increased in accordance with the provisions of Section 1.11.

(2) Contribution Formula 2. Each Eligible Employee whose Expected Annual Compensation for an Accounting Year does not exceed the Compensation Base for such Accounting Year shall be provided an enrollment form by the Administrative Committee on which he may authorize that pre-tax Employee contributions be withheld, by payroll deduction, equal to a whole percentage, not less than two percent (2%) and not greater than six percent (6%), of his Pay Period Compensation.

(3) Grandfathered Contribution Formula. Notwithstanding the foregoing Sections 2.02(a)(2) and (3), if an Eligible Employee first became a Participant in this Plan prior to January 1, 1987, and has not elected to have the Compensation Base described above apply, then the Participant shall be entitled to make pre-tax Employee contributions hereunder for any Accounting Year equal to the greater of: (i) the amount determined in accordance with the Compensation Base definition in effect for such Accounting Year, or (ii) the amount the Participant could contribute to this Plan in 1988 as an after-tax employee contribution in accordance with the Participant’s Compensation in 1988 and the Compensation Base definition in effect in 1988 (as described in Section 1.11).

(4) Election to Change Contribution Formula. A Participant may elect to change to a different Contribution Formula, provided that such different formula shall be determined pursuant to Sections 2.02(a)(1) and (2), based on the Participant’s Compensation for the immediately preceding Accounting Year. Any such election may be made only by written notice to the Administrative Committee or its delegee on a form prescribed by the Administrative Committee or its delegee.

(5) Fixed-Percentage and Fixed-Dollar Formulas Prior to April 1, 2007. Prior to April 1, 2007, this Plan provided that Employee pretax contributions were made under either a “fixed percentage” or “fixed dollar” formula. An Eligible Employee who was making contributions under the fixed percentage formula as of March 31, 2007, shall contribute under Contribution Formula 1 on and after April 1, 2007, until the Eligible Employee is eligible and elects to change to a different Contribution Formula, pursuant to Section 2.02(a)(4); and an Eligible Employee who was contributing under the fixed dollar formula as of March 31, 2007, shall contribute under Contribution Formula 2 on and after Apri11, 2007, until the Eligible Employee is eligible and elects to change to a different Contribution Formula, pursuant to Section 2.02(a)(4).

(6) After-Tax Employee Contributions Prior to January 1, 2002. Prior to January 1, 2002, this Plan provided that Participant contributions would be made on a nondeductible or after-tax basis. Effective from and after January 1, 2002, Participant nondeductible or after-tax contributions to this Plan are neither required nor permitted.

7.	The last paragraph of Section 2.05 is deleted in its entirety.

8.	Section 3.01 is revised to read as follows:

3.01. Employer Matching Contributions. As soon as practicable after each payroll period for which Employee pre-tax contributions are withheld pursuant to Section 2.02(a), the Employer will remit such contributions to the Trustee, plus an “Employer Matching Contribution” equal to one-half ( 1/2) of each Eligible Employee’s contributions; provided, however, that for each Eligible Employee whose contributions were made under Contribution Formula 2 for such payroll period, the maximum Employer Matching Contribution made pursuant to this Section shall be one percent (1%) of such Eligible Employee’s Pay Period Compensation. As soon as administratively practicable thereafter, any such Employer Matching Contribution shall be allocated to the account of the individual Eligible Employee on whose behalf it was made. The Employer Matching Contributions may either be made (i) in cash or (ii) in shares of Employer Stock, valued at the closing price of the shares on the New York Stock Exchange on the date the contribution is withheld from an Employee’s Compensation, if the shares are contributed directly to the Trust Fund. The Employer may also in one or more transactions purchase shares of Employer Stock in the open market as treasury stock with instructions to the broker-dealer or other person authorized to execute the transaction to deliver on behalf of the Employer the shares purchased by the Employer upon settlement to the Trustee (or for credit to the Trustee’s account with a depository), in which event the shares purchased shall be valued at the cost of treasury stock purchased, plus commission, if any, and any other out-of-pocket expenses related to the transaction. Alternatively, the Employer may in one or more transactions purchase shares of Employer stock directly from a Participant, employee or other person, other than a Participant, employee or other person to whom the restrictions in Section 16(a) or Section 16(b) of the Securities and Exchange Act of 1934 are applicable, with instructions to the transfer agent of the Employer to deliver the certificates for such shares of treasury stock directly to the Trustee (or for credit to the Trustee’s account with a depository); the purchase price for any such shares of treasury stock shall be based on the closing price of the Employer Stock on the New York Stock Exchange on the business day of the transaction (and shall not include any out-of-pocket expenses related to such a transaction), which shall be the value of the shares delivered to the Trustee for Plan accounting purposes. Any Forfeitures that are available shall be applied to reduce any Employer Matching Contributions under this Section 3.01 or additional Employer Matching Contributions under Section 3.02.

9.	Section 3.02 is revised to read as follows:

3.02. Additional Employer Matching Contributions. For each Accounting Year in which the Employer has Net Profits or accumulated Net Profits, the Employer may make an “Additional Employer Matching Contribution” from such Net Profits (or accumulated Net Profits), to be allocated to: (i) each active Participant who is employed by the Employer on the last day of the Accounting Year for which such contribution is made, and (ii) each Participant who retired, died or became Totally and Permanently Disabled during such Accounting Year. The amount of any Additional Employer Matching Contribution made pursuant to this Section 3.02 shall be determined by the Board of Directors of the Sponsoring Employer and shall not exceed the lesser of (i) the amount of the Employer Matching Contribution made pursuant to Section 3.01 for such Accounting Year, and (ii) the maximum amount deductible under Section 404(a)(3)(A) of the Internal Revenue Code, or any statute or rule of similar import. The amount of such Additional Employer Matching Contribution may be made (i) in cash, or (ii) in shares of Employer Stock, valued as of the closing price of the shares on the New York Stock Exchange on the business day prior to the day of the contribution to the Trust Fund, if the shares are contributed directly to the Trust Fund. The Employer may in one or more transactions purchase shares of Employer Stock in the open market as treasury stock with instructions to the broker-dealer or other person authorized to execute the transaction to deliver on behalf of the Employer the shares purchased by the Employer upon settlement to the Trustee (or for credit to the Trustee’s account with a depository), in which event the shares purchased shall be valued at the cost of treasury stock purchased, plus commissions, if any, and any other out-of-pocket expenses related to the transaction. Alternatively, the Employer may in one or more transactions purchase shares of Employer stock directly from a Participant, employee or other person, other than a Participant employee or other person to whom the restrictions in Section 16(a) or Section 16(b) of the Securities and Exchange Act of 1934 are applicable, with instructions to the transfer agent of the Employer to deliver the certificate(s) for such shares of treasury a stock directly to the Trustee (or for credit to the Trustee’s account with a depository); the purchase price for any such shares of treasury stock shall be based on the closing price of the Employer stock on the New York Stock Exchange on the business day of the transaction, (and shall not include any out-of-pocket expenses related to such a transaction) which shall be the value of the shares delivered to the Trustee for Plan accounting purposes. Any Additional Employer Matching Contribution shall be allocated as of the last day of the Accounting Year for which it is made, in the same proportion as any Employer Matching Contribution made pursuant to Section 3.01.